Exhibit 4.2

UCOMMUNE INTERNATIONAL LTD

Floor 8, Tower D

No.2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

August 29, 2022

JAK Opportunities LLC

17 State Street, 2100

New York, New York 10004

Re: Warrants

Dear Sirs and Madams:

Reference is made to the Series A Warrant, Series B Warrant and Series C Warrant, each dated January 26, 2022 and amended on March 1, 2022 (collectively, the “Warrants”), between Ucommune International Ltd and JAK Opportunities LLC (the “Holder”), as the holder named therein. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Warrants.

Effective on September 6, 2022, unless Nasdaq objects to any of the amendments below prior to such date, each of the Warrants shall be amended as follows:

1. Section 2(b) of each of the Warrants shall be amended and restated as follows:

“b) Exercise Price. The exercise price per Ordinary Share under this Warrant shall be $4.50,4 subject to adjustment hereunder (the “Exercise Price”).”

2. Section 5(o) of each of the Warrants shall be amended and restated as follows:

“o) Floor for Exercise Price of the Warrant. Notwithstanding anything to the contrary in the Transaction Documents, the Exercise Price of the Warrant shall in no event be lower than $4.50 (the “Floor Price”). The Floor Price shall be proportionately decreased upon a stock split or share subdivision of Ordinary Shares, and shall be proportionately increased in the case of a reverse stock split or share combination of Ordinary Shares. The Company agrees that while the Warrant remains outstanding, it will not issue Ordinary Shares or Ordinary Share Equivalents at a price per share or with a conversion or exercise price per share, as applicable, that is below the Floor Price without the prior written consent of the Holder.”

For the avoidance of doubt, the amended Exercise Price in Section 2(b) above and the amended Floor Price in Section 5(o) above have already been adjusted to reflect the share consolidation on April 22, 2022, in which every 20 ordinary shares with par value of US$0.0001 were consolidated into one ordinary share with par value of US$0.002.

Each of the Warrants and this letter agreement shall be read together and shall have the same effect as if each such Warrant and this letter agreement were contained in one document. Except as expressly modified by this letter agreement, the terms and obligations of the Warrants and the Transaction Documents remain unchanged and the Warrants and Transaction Documents shall continue in full force and effect.

This letter agreement shall be governed by, construed and enforced in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

[4]	Upon each exercise of the Series B Warrants, the holder thereof shall be entitled to deduct 10% of the aggregate exercise price thereof in connection with each such exercise as an original issuance discount.

If you are in agreement with the foregoing, please have this letter agreement executed by your authorized representative and return a copy to the undersigned.

Very Truly Yours,

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Xin Guan
Name:	Xin Guan
Title:	CEO

Confirmed and Agreed to:

JAK Opportunities LLC

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Managing Member

[Signature Page to Warrant Amendment]